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Exhibit 4.11

PROMISSORY NOTE

$200,000.00	March 2, 2005
Denver, Colorado

        For value received, VITACUBE SYSTEMS HOLDINGS, INC., a Nevada corporation ("Maker"), promises to pay to the order of TIMOTHY J. BRASEL ("Holder"), at 5770 S. Beech Court, Greenwood Village, CO 80121, or at such other address as may be designated in writing from time to time by the Holder of this Note, the principal sum of TWO HUNDRED THOUSAND DOLLARS ($200,000.00), or if less, the principal amount of the Advances made by Holder together with interest at the rate of 10% per annum payable on May 30, 2005, or closing of the Public Offering which ever occurs first. "Public Offering" means the public offering of the Maker's securities which is described in the Registration Statement on Form SB-2 (Registration No. 333-121063) filed with the Securities and Exchange Commission on December 7, 2004, as amended.

        Holder agrees to advance funds (the "Advances") to the Maker on an as needed basis as requested by the Maker up to the maximum principal amount of this Note.

        At the option of the Holder of this Note, the repayment of all principal and interest due in accordance with the terms of this Note will be accelerated, and such principal immediately shall be due and payable, without notice or demand, upon the occurrence of any of the following events of default:

  (a)
  Dissolution, termination of existence, insolvency, or business failure of the Maker;

  (b)
  Attachment, garnishment or appointment of a receiver of any material part of the property of the Maker; and

  (c)
  Assignment for the benefit of creditors by, or the commencement of any proceedings under, any bankruptcy or insolvency laws by or against the Maker.

        Upon default, the indebtedness evidenced by this Note shall bear interest at the rate of 12% per annum. The Holder shall be entitled to collect all costs and expenses of collection and/or suit, including, but not limited to reasonable attorneys' fees.

        This Note may be prepaid at any time and from time to time in any amount or amounts, without penalty or additional interest charges.

        Presentment for payment, notice of dishonor, and protest are hereby waived by the Maker.

        This Note is executed in the City and County of Denver, Colorado, and is to be governed and construed pursuant to the laws of Colorado. The courts located in the City and County of Denver, State of Colorado, shall have subject matter and personal jurisdiction to enforce the terms of this Note, and venue for any proceeding to enforce the terms of this Note shall be proper in the City and County of Denver, State of Colorado.

VITACUBE SYSTEMS HOLDINGS, INC.
By:	/s/ EARNEST MATHIS, JR. Earnest Mathis, Jr. Chief Executive Officer

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PROMISSORY NOTE